

Congratulations! You've made a little bit of history. You're helping develop the world's first condom that fits on the head of the penis: the Galactic Cap.

This past year we've been refining our Galactic Cap to make it safer and more reliable. We eliminated the cap so the base also serves as the reservoir. The new prototype now does a better job of staying on and trapping semen.



Pull Tabs

White Backing

Adhesive Coated
Polyurethane Film

Polyurethane Film — **BACK**

FRONT

APPLYING THE GALACTIC CAP

1. Peel off the white backing, exposing the adhesive surface.



2. Once your penis is erect, place the adhesive surface on the head, aligning the hole of the condom with hole of your penis.



2600 WEST 225TH STREET • TORRANCE, CA 90505
(310) 880-6427 OFFICE • POWELLPROD@AOL.COM



3. Once the holes are aligned, apply the bottom of the condom to the shaft and the top to the head of your penis.

4. Press the wings of the condom to the head of your penis.

   

5. Remove both green release liners.

6. Now your Galatic Cap is ready for action.

7. When you ejaculate, the reservoir will trap your semen.

  

REMOVING THE GALACTIC CAP

1. Find the loose pull tab in the package. Remove the small release liner from the pull tab exposing its adhesive.

2. Attach the adhesive of the pull tab to any edge of the condom.

3. Pull up on the tab loosening the edge of the condom from the skin. Now **very slowly** peel off the condom, much like removing a band-aid.

 

*Tip: To reduce discomfort, use your free hand to grip your penis as close as possible to the release point. This will stablize the area and reduce pulling on the skin.





Like any great innovation, our first prototype still has a few issues, but we're working to make it better and better. You'll receive a survey so you can share your opinions. If you respond to the survey we will continue to send you free Galactic Cap prototypes until we have perfected the product.

As we've said before, this is a condom developed by the people for the people. We couldn't do it without you!

Sincerely,

Charles Powell

Charles Powell
President & CEO
Powell Development Group, Inc.
2600 West 225th Street
Torrance, CA 90505
310-880-6427

Disclaimer

This product is an experimental prototype and has not yet been tested by the U.S. Food and Drug Administration for use as a condom. Use at your own risk. It may not reduce the risk of transmitting STIs such as HIV infection (AIDS), Gonorrhea, Human Papillomavirus (HPV) and/or Herpes. Pregnancy prevention effectiveness has not been satisfactorily tested either.

The medical grade adhesive of this condom has been cleared for use on skin. But different men have different skin sensitivities, so you should experiment with a small area first. If you find that the Galactic Cap is too painful or that your skin is becoming abraided, discontinue use and use a regular condom.

By electing to use this prototype, you assume full responsibility for its use and understand that Powell Development Group, Inc., the manufacturer and any third parties (collectively "we") cannot be responsible for any damage or injury to you or your partner during use. Accordingly, you hereby release and agree to defend, indemnify and hold us harmless from any and all cost or damage arising out of or relating to the use of the Galactic Cap prototype.



Powell
DEVELOPMENT GROUP INC.